UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
August 27, 2009

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	---------------------
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 (e): Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 27, 2009, the Compensation Committee ("Committee") of the Board of Directors ("Board") of Washington Trust Bancorp, Inc. ("Corporation") approved a modification to the cash incentive plan that covers, among other employees, the Named Executive Officers ("Annual Performance Plan" or "Plan"). This modification applies only to Plan payments for calendar year 2009. The description of the Plan is set forth in the 2009 Proxy Statement, and the Plan is filed as an exhibit to our Form 10-K for the year ended December 31, 2008.

The Annual Performance Plan provides for the payment of additional cash compensation based on corporate performance and the achievement of individual objectives by each participant. The percentages allocated to the corporate performance component and the individual performance component are 70% and 30%, respectively, for the Chief Executive Officer and the Chief Operating Officer, and 60% and 40%, respectively, for all other executive officers.

The target bonus opportunity is determined as a percentage of regular base salary earnings, and varies by level of responsibility. As previously disclosed, the Committee has reduced 2009 bonus targets to 80% of the target bonus percentage.

In determining corporate performance, the Annual Performance Plan focuses primarily on three financial metrics: net income, fully diluted earnings per share, and return on equity, with each metric receiving equal weighting. Performance targets are established at the beginning of each year by the Corporation's Board. Performance exceeding a threshold of 80% of the performance target will result in progressively higher payment levels, ranging from 50% to 150% of the target payment for the corporate performance component. The Committee made no modifications to the provisions relating to the corporate performance component of the Plan.

In order to qualify for an individual performance component award, the weighted average of the achieved financial metrics must be at least 80%. Once that threshold level is achieved, actual payments will be based on an assessment of employee performance against expectations established at the beginning of each year. The modification to the Plan approved by the Committee on August 27, 2009 eliminates this 80% requirement for 2009, and provides that the individual performance component may only be paid if the Corporation's 2009 net income exceeds the total amount of dividends declared in 2009 on the Corporation's common stock.

Regardless of the actual award determined by the Plan parameters, the Committee has the authority to modify any award.

<center>SIGNATURES</center>

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: September 2, 2009

By: /s/ David V. Devault

David V. Devault
Executive Vice President, Chief Financial Officer and Secretary